GUGGENHEIM INVESTMENTS
227 West Monroe Street
Chicago, Illinois 60606

July 28, 2017

Ken Ellington
Staff Accountant
U.S. Securities and Exchange Commission
Division of Investment Management, Disclosure Review Office
100 F. Street, N.E.
Washington, DC 20549

RE:	Fiduciary/Claymore MLP Opportunity Fund (811-21652)

Dear Mr. Ellington:
Thank you for your telephonic comments, provided on June 30, 2017, concerning the annual reports to shareholder of Fiduciary/Claymore MLP Opportunity Fund (811-21652) (“the Fund”) for the fiscal year ended November 30, 2016, and other publicly available materials related to the Fund. For ease of reference, we have summarized your comments below followed by our responses.
Comment 1:     We note that the statement of assets and liabilities reflects a payable of $12,514,226 due to the Fund’s custodian. Please explain what this balance is related to and include disclosure related to this payable in the notes to financial statements.

Response:     The payable due to the custodian existed on the Fund’s balance sheet for a limited period of time, and resulted from the timing of settlement of certain trades and a temporary delay by the custodian in the withdrawal of funds from the Fund’s account for the distribution paid on November 30, 2016. The payable was reduced to zero on December 6, 2016. No interest was charged to the Fund during the period the payable existed, except with respect to the portion of the payable that resulted from an overdraft extended by the custodian in connection with a portfolio transaction by the Fund that failed to settle on November 30, 2016, for which the Fund was charged interest of $1,103. In future reports, if such a temporary payable were to exist, the Fund will include additional disclosure in the financial statements related to such balances.
Comment 2:     In the financial highlights, please list the “Ratio of net investment income (loss) to average net assets including current and deferred income tax” before the “Ratio of net investment income (loss) to average net assets excluding current and deferred income tax.”
Response:     The Fund will revise the financial highlights in future financial statements as requested.
Comment 3:    On the Fund’s website, the “Overview” tab states the expense ratio as of November 30, 2016. Footnote 4 states that this expense ratio excludes current and deferred income taxes and interest expense. The expense ratio stated on the Fund’s website should include current and deferred income taxes and interest expense. Please state the expense ratio including current and deferred income taxes and interest expense and remove the expense ratio excluding current and deferred income taxes and interest

U.S. Securities and Exchange Commission
July 28, 2017

expense, or state the expense ratio excluding current and deferred income taxes and interest expense in a footnote.
Response:     The Fund has revised the expense ratio statements on the Fund’s website as requested.
Comment 4:    We note that a portion of the Fund’s distributions consist of return of capital. Therefore, with respect to statements regarding distributions on the Fund’s website,:
(a)    On the “Overview” tab, in connection with the stating the current distribution rate, please clearly identify the portion of the distributions that is estimated to be return of capital.
(b)    The “Overview” tab states the “quarterly dividend per share.” Please do not use the word “dividend” when the distribution includes return of capital. In addition, please identify portion of the distribution that is estimated to be return of capital.
(c)    The “Distributions and Tax Info” tab refers to “dividend history” and “dividends paid” by the Fund. Please refrain from using the word “dividend” when distributions include return of capital.
Response:     The Fund has revised the website as requested.
Comment 5:    In the supplemental information in the annual report, please include a statement that additional information about the trustees is included in the statement of additional information. See Item 24(4)(f) of Form N-2.
Response:    The Fund respectfully submits that the foregoing disclosure item is inapplicable to the Fund. Unlike a mutual fund or a continuously offered closed-end fund, the Fund does not have an “evergreen” statement of additional information that is made available to investors and shareholders. The Fund is a listed closed-end fund, and while the Fund may conduct offerings of shares from time to time in connection with which a prospectus and statement of additional information may be delivered to purchasers in such offerings, such statement of additional information may not be current at times other than the dates of such offerings. The Fund respectfully notes that notwithstanding Item 24(4)(f) of Form N-2, such a statement is not typically included in the annual report by listed closed-end funds.
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If you have any questions or comments or require any additional information in connection with the above, please do not hesitate to contact me at (312) 357-0380.

Sincerely,
/s/ John L. Sullivan
John L. Sullivan
Chief Financial Officer, Chief Accounting Officer and Treasurer

cc:    Mark E. Mathiasen, Secretary of the Fund
Kevin T. Hardy, Skadden, Arps, Slate, Meagher & Flom LLP